ANGLO AMERICAN

07023926

Company Secretarial Department

Catherine Marshall
Companies Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 21 2007
WASH, D.C.
200

SUPPL

11 May, 2007

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 26 April - 14 May 2007

Director/PDMR intererests

- Hathorn – directors' interests – 10 May 2007
- SIP plan - 9 May 2007
- LTIP plan – 4 May 2007
- DRIP – 8 May 2007
- Médori share sale – 1 May 2007

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

Other

- Total Voting Rights – 1 May 2007
- TR1 – Major shareholder disclosure – Legal & General 5 April 2007
- TR1 – Major shareholder disclosure – Old Mutual plc 5 April 2007

For and on behalf of Anglo American plc

Yours faithfully

C Marshall

Company Secretarial Assistant

Encs

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion referred to in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 250,000 of its ordinary shares on 11 May 2007 at prices between £28.14 and £29.82 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 62,145,830 ordinary shares in treasury, and has 1,479,511,920 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 72,971,225 ordinary shares, representing 4.93 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
14 May 2007

K:\Min\Compsec\LSE\New 3bln buyback from 1.5.07\UK only 14.5.07.doc

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion referred to in the annual results press release of 21 February 2007 commenced today. The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 200,091 of its ordinary shares on 10 May 2007 at prices between £28.59 and £29.04 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 61,895,830 ordinary shares in treasury, and has 1,479,761,920 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 72,971,225 ordinary shares, representing 4.93 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
11 May 2007

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Directors' Interests

The Company announces that it was notified by Mr D A Hathorn, an Executive Director of the Company, of the following transactions:

- On 8 May 2007, Mr Hathorn sold 5,000 Anglo American plc Ordinary shares (the "Shares") at a price of ZAR395.20; and
- on 9 May 2007, Mr Hathorn sold 10,000 Shares held by the Barland Trust at a price of £28.3884 per Share.

Accordingly, Mr Hathorn's beneficial interest in Shares has decreased by 15,000.

As previously announced, Mr Hathorn will step down from the board of the Company upon the demerger of the Mondi group which, subject to receiving shareholder approval, is expected to be effected during July 2007.

The notification of these transactions is to satisfy the Company's obligations under both section Companies Act and the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4

N Jordan
Company Secretary
10 May 2007

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Tuesday 8 May 2007:

1. 6,654 Shares were allocated to employee participants as matching shares.

2. The following executive director and persons discharging managerial responsibility ("PDMR") of the Company each purchased 4 ordinary shares at a price of £28.70 and were allocated 4 matching shares, free of charge:

B R Beamish	(PDMR)
R J King	(PDMR)
R Médori	(director)

3. Mr D Weston, a PDMR, purchased 5 ordinary shares at a price of £28.70 and was allocated 5 matching shares, free of charge.

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
9 May 2007

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

PDMR/DIRECTORS' INTERESTS

The following is an amendment to the announcement made today at 12.59. The figures in respect of Messrs Hathorn, Baum, Redman and Wallington have been corrected. Mr King's award remains as previously announced today at 12.59.

Anglo American plc announces the vesting on 2 May 2007, of ordinary shares of US$0.50 in the capital of the Company ("Shares"). The Shares were originally awarded in 2004, in connection with the operation of the Company's Long Term Incentive Plan ("LTIP").

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the LTIP, the following shares vested and were released to directors and PDMRs (the "Recipients") as follows:

Name of Director	Number of Shares Vested	Shares Sold To Cover Tax/NI Liability	Balance Retained
Mr D A Hathorn	16,440	5,015	11,425
Name of PDMR			
Mr P M Baum	10,500	3,917	6,583
Mr R J King	12,141	4,997	7,144
Mr A E Redman	11,698	4,680	7,018
Mr J N Wallington	7,616	2,590	5,026

Accordingly the Recipients' interests have increased by the "Balance Retained".

Andy Hodges
Deputy Company Secretary
4 May 2006

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

PDMR/DIRECTORS' INTERESTS

Anglo American plc announces the vesting on 2 May 2007, of ordinary shares of US$0.50 in the capital of the Company ("Shares"). The Shares were originally awarded in 2004, in connection with the operation of the Company's Long Term Incentive Plan ("LTIP").

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the LTIP, the following shares vested and were released to directors and PDMRs (the "Recipients") as follows:

Name of Director	Number of Shares Vested	Shares Sold To Cover Tax/NI Liability	Balance Retained
Mr D A Hathorn	8,220	1,727	6,493
Name of PDMR			
Mr P M Baum	1,575	347	1,228
Mr R J King	12,141	4,997	7,144
Mr A E Redman	5,849	2,340	3,509
Mr J N Wallington	1,143	nil	1,143

Accordingly the Recipients' interests have increased by the "Balance Retained".

Andy Hodges
Deputy Company Secretary
4 May 2006

ANGLO AMERICAN PLC (the "Company")

DIRECTOR/PDMR INTERESTS

On the 8 May 2007, the Company was advised by its South African Transfer Secretaries that the following director and Person Discharging Managerial Responsibility ("PDMR") of the Company each acquired shares of US$0.50 in the capital of the Company (the "Shares") at a price of R378.695 per Share, in terms of the Company's Dividend Reinvestment Plan ("DRIP"):

- N F Oppenheimer, a director of the Company acquired 1 Share; and
- P M Baum, a PDMR of the Company acquired 102 Shares.

This announcement is issued in compliance with the United Kingdom Listing Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

Andy Hodges
Deputy Secretary
8 May 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 3 May 2007, an independent company purchased 450,000 ordinary shares of the Company at prices between £27.11 and £27.57 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 61,695,739 ordinary shares in treasury, and has 1,479,962,011 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 72,971,225 ordinary shares, representing 4.93 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
4 May 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 2 May 2007, an independent company purchased 374,034 ordinary shares of the Company at prices between £26.86 and £27.19 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 61,695,739 ordinary shares in treasury, and has 1,479,962,011 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 72,521,225 ordinary shares, representing 4.90 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
3 May 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion referred to in the annual results press release of 21 February 2007 commenced today. The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 250,000 of its ordinary shares on 1 May 2007 at prices between £26.22 and £26.53 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 61,695,739 ordinary shares in treasury, and has 1,479,962,011 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 72,147,191 ordinary shares, representing 4.87 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
2 May 2007

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

DIRECTORS' / PDMR's INTERESTS

The Company announces that, a conditional award over 20,240 ordinary shares of US$0.50 in the capital of the Company ("Shares") granted to Mr René Médori upon his appointment as a director in 2005, vested on 1 May 2007.

8,298 Shares were sold at £26.46 to settle the tax and national insurance liability and the balance were released to Mr Médori. Consequently, his beneficial interest has increased by 11,942 Shares.

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

Andy Hodges
Deputy Company Secretary
1 May 2007

Anglo American plc (the "Company")

Total voting rights

In accordance with the FSA's Disclosure and Transparency Rules, the Company announces that, at 6pm on 30 April 2007:

- it had 1,541,657,750 issued ordinary shares of US$0.50 each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company;
- it held 61,445,739 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;
- accordingly, it had total voting rights of 1,480,212,011.

The total voting rights figure (1,480,212,011) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Andy Hodges
Deputy Company Secretary
Anglo American plc
1 May 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006 (the "Interim Announcement"), the Company announces that on 30 April 2007 an independent company purchased 200,000 ordinary shares of the Company at prices between £26.38 and £26.90 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary (the "Subsidiary") will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 195,440 of its ordinary shares on 30 April 2007 at prices between £26.56 and £26.87 per share. The purchased shares will all be held as treasury shares.

Following today's purchases, disclosed above, the US$4 billion buyback programme referred to in the Interim Announcement has now been completed. The Company confirms that the further buyback programme of US$3 billion, referred to in the Annual Results press release of 21 February 2007, will commence on 1 May 2007; such purchases will be made by both the Company and an independent company to be funded by the Subsidiary.

Anglo American plc currently holds 61,445,739 ordinary shares in treasury, and has 1,480,212,011 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 72,147,191 ordinary shares, representing 4.87 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
1 May 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 300,000 of its ordinary shares on 27 April 2007 at prices between £26.11 and £26.83 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 61,250,299 ordinary shares in treasury, and has 1,480,407,451 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 71,947,191 ordinary shares, representing 4.86 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
30 April 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 26 April 2007 an independent company purchased 375,000 ordinary shares of the Company at prices between £26.66 and £27.55 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 200,000 of its ordinary shares on 26 April 2007 at prices between £26.66 and £27.69 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 60,950,299 ordinary shares in treasury, and has 1,480,707,451 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 71,947,191 ordinary shares, representing 4.86 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
27 April 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 25 April 2007 an independent company purchased 274,143 ordinary shares of the Company at prices between £26.66 and £27.08 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 250,000 of its ordinary shares on 25 April 2007 at prices between £26.67 and £27.11 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 60,750,299 ordinary shares in treasury, and has 1,480,907,451 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 71,572,191 ordinary shares, representing 4.83 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
26 April 2007

Financial Services Authority

FSA

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	Anglo American plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	☐
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify): First notification under TR1 - 20th March 2007	X☐
3. Full name of person(s) subject to the notification obligation[iii]:	Old Mutual plc
4. Full name of shareholder(s) (if different from 3.)[iv]:	Old Mutual Investment Group (South Africa) (Pty) Ltd Old Mutual Asset Managers (Namibia) (Pty) Ltd Old Mutual Asset Managers (Bermuda) Ltd Taquanta Asset Managers (Pty) Ltd Syfrets Securities Ltd Taquanta Securities Pty Ltd BOE (Pty) Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	N/A
6. Date on which issuer notified:	20th March 2007
7. Threshold(s) that is/are crossed or reached:	N/a
8. Notified details:	N/a

A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction [vi] >3%**		**Resulting situation after the triggering transaction [vii]** 3.17%				
	Number of Shares	**Number of Voting Rights [viii]**	**Number of shares**	**Number of voting rights [ix]**		**% of voting rights**	
			Direct	**Direct [x]**	**Indirect [xi]**	**Direct**	**Indirect**
ISIN GB0004901517			Nil	Nil	47116580	0%	3.17%

B: Financial Instruments				
Resulting situation after the triggering transaction [xii]				
Type of financial	**Expiration**	**Exercise/ Conversion**	**Number of voting**	**% of voting**

instrument	date [xiii]	Period/ Date [xiv]	rights that may be acquired if the instrument is exercised/ converted.	rights
NIL	NIL	NIL	NIL	NIL

Total (A+B)	
Number of voting rights	**% of voting rights**
47116580	3.17%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
Old Mutual Investment Group (South Africa) (Pty) Ltd Old Mutual Asset Managers (Namibia) (Pty) Ltd Old Mutual Asset Managers (Bermuda) Ltd Taquanta Asset Managers (Pty) Ltd Syfrets Securities Ltd Taquanta Securities Pty Ltd BOE (Pty) Ltd No single entity has voting rights greater than 3%

Proxy Voting:	
10. Name of the proxy holder:	N/a
11. Number of voting rights proxy holder will cease to hold:	N/a
12. Date on which proxy holder will cease to hold voting rights:	N/a

13. Additional information:	
14. Contact name:	Peter Keynes
15. Contact telephone number:	020 7002 7119

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES [xvi]

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	Old Mutual plc

Contact address (registered office for legal entities)	Old Mutual plc, 2 Lambeth Hill, London, EC4V 4GG
Phone number	020 7002 7119
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable [xvii]	
Full name	Peter Keynes
Contact address	Old Mutual plc, 2 Lambeth Hill, London, EC4V 4GG
Phone number	020 7002 7119
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

Notes

---

[i] This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

[x] Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

[xi] Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

[xii] If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

[xiii] date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

[xiv] If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

[xv] The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

[xvi] This annex is only to be filed with the competent authority.

[xvii] Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

Financial Services Authority

FSA®

TR-1[i]:	**NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	Anglo American Plc
2. Reason for the notification (please tick the appropriate box or boxes):	n/a see additional information
An acquisition or disposal of voting rights	☐
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
3. Full name of person(s) subject to the notification obligation[iii]:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.)[iv]:	n/a
5. Date of the transaction and date on which the threshold is crossed or reached[v]:	n/a
6. Date on which issuer notified:	02/02/07
7. Threshold(s) that is/are crossed or reached:	Above 3% (L&G)

8. Notified details:

A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction[vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
Ord USD 0.50	60,371,956	4.00% (under S-198 on 15/11/2006)	61,215,523	61,215,523		4.10%	

B: Financial Instruments				
Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
61,215,523	4.10%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (61,215,523-4.10% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct)

Legal & General Insurance Holdings Limited (Direct) (LGAS & LGPL)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using shares in issue figure of 1,489,490,706 First notification under DTR Sourcebook

[i] This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

[ii] Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

[iii] This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h) , the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the controlling natural person or legal entity and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the natural person or legal entity that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

[iv] Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2 unless the holdings of the shareholder would be lower than 5% of the total number of voting rights.

[v] The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect. For passive crossings, the date when the corporate event took effect.

[vi] Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 5%, please state 'below 5%'.

[vii] If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 5%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights to shares held by notifying party (DTR 5.1)

xi Voting rights held by the notifying party independently of any holding of shares (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 5%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting form the [date]

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END